Exhibit 11

AAMES FINANCIAL CORPORATION
Basic and diluted net income (loss) per common share
For the three and six months ended December 31, 2002 and 2001
(amounts in thousands, except per share data)

	Three Months Ended December 31,		Six Months Ended December 31,
	2002	2001	2002	2001
Basic net income (loss) per common share:

Net income	$ 2,080	$ 1,537	$ 11,994	$ 2,163
Less: Accrued dividends on Series B, C and
D Convertible Preferred Stock	(2,033)	4,382	(5,856)	(8,705)

Basic net income (loss) to common stockholders	$ 47	$ 5,919	$ 6,138	$(6,542)

Basic weighted average number of common shares outstanding	6,513	6,402	6,498	6,334

Basic net income (loss) per common share	$ 0.01	$ 0.92	$ 0.94	$(1.03)

Diluted net income (loss) per common share:

Basic net income (loss) to common stockholders	$ 47	$(2,845)	$ 6,138	$(6,542)
Plus: Accrued dividends on Series B, C and D Convertible
Preferred Stock	--	--	5,856	--

Diluted net income (loss) to common stockholders	$ 47	$(2,845)	$ 11,994	$(6,542)

Basic weighted average number of common shares outstanding	6,513	6,402	6,498	6,334
Plus: Incremental shares from assumed conversion of the Series
B, C and D Convertible Preferred Stock	--	--	85,547	--

Diluted weighted average number of common shares outstanding	6,513	6,402	92,045	6,334

Diluted net income (loss) per common share	$ 0.01	$ (0.44)	$ 0.13	$ (1.03)